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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 2)

NEON Systems, Inc.
(Name of Subject Company)

NEON Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

640509105
(CUSIP Number of Class of Securities)

Brian D. Helman
Chief Financial Officer
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
(281) 491-4200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759
(512) 338-5400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NEON Systems, Inc., on December 29, 2005, and to add an additional Exhibit.

Item 9. Materials to be Filed as Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(11)	Email, dated January 10, 2006, to NEON customers.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEON Systems, Inc.
Dated: January 10, 2006
	By:	/s/ Brian D. Helman Brian D. Helman, Chief Financial Officer

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Exhibit (a)(11)

To Our Valued Customers and Partners,

The year begins with great news! Two of the industry leaders in data connectivity are joining forces. Progress Software Corporation (Nasdaq: PRGS), a global supplier of application infrastructure software, announced its intention to acquire NEON Systems, the acknowledged leader in mainframe integration technology. The acquisition is expected to close in the first calendar quarter of 2006, whereupon NEON Systems will become part of DataDirect Technologies, a Progress Software operating unit. DataDirect Technologies is the leader in standards-based data connectivity, and no doubt many of you already use their ODBC, JDBC and ADO.NET interfaces to ensure consistent behavior and performance in connecting to mainframes and distributed systems.

As you are acutely aware, mainframes continue to play a vital role in most large scale organizations, and reliable, easy access to valuable mainframe assets remains a significant challenge. NEON has emerged as the leading vendor to address this challenge—clearly a point not lost on valued customers such as yourselves. This acquisition will give NEON a stronger economic footing which will allow for increased product innovation to continue to meet and exceed your mainframe integration requirements. Progress Software Corporation has revenues exceeding $400M per year and a very long history of continued profitability. In addition, the combination of the two companies will offer you an unparalleled range of data access products, mainframe Web services and real-time events capabilities. In summary, the acquisition will give you:

  •
  A single comprehensive source for standards-based, enterprise-class connectivity software and services across all platforms and data sources

  •
  Industry leading mainframe integration in support of SOA/Web services and Real-time Events

  •
  High performance data connectivity to mainframe data sources such as DB2, IMS/DB VSAM, Adabas, CICS/TS, IMS/TM, CA-IDMS and Natural, as well as relational databases such as Oracle, DB2, Microsoft SQL Server, Sybase, Informix and Progress

  •
  Access to the industry's top multi-platform connectivity experts, paving the way to even more innovation in the future

Our intent is to ensure this acquisition remains a transparent part of our day-to-day commercial business, and that our ongoing relationship with you remains rock-solid with our continued focus on providing you with excellent service and support.

Until the close of the acquisition, we will remain separate companies and continue to operate as such. As we get closer to the acquisition, we will provide you with updates on any possible contact changes.

We very much appreciate your business and continuing support in these exciting times.

Sincerely,

Mark Cresswell

President and CEO
NEON Systems, Inc.

Additional Information
Stockholders of NEON Systems are strongly advised to read NEON Systems' Solicitation/ Recommendation Statement on Schedule 14D-9 (including any amendments or supplements), which sets forth the Company's formal recommendation with respect to Progress' tender offer. Additional information with respect to the Board of Directors' decision to recommend that stockholders accept the Progress offer and the matters considered by the Board of Directors in reaching such decision is contained in the Schedule 14D-9, as amended or supplemented, which has been filed with the Securities and Exchange Commission ("SEC"). Stockholders may obtain a free copy of the Solicitation/Recommendation Statement at the SEC's web site at www.sec.gov and at NEON System's website at www.neonsys.com.

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